                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._______)*


                             EXE Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    301504106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 9, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]       Rule 13d-1(b)

     [X]       Rule 13d-1(c)

     [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                               Page 1 of 14 Pages

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                    Page 2 of 14 Pages
-------------------------------- --------------- -------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON      TCV III, L.P.
           See Item 2 for identification of General Partner

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
---------- ---------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     141,344 Shares of Common Stock (A)
        BENEFICIALLY           ------ ------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              ------ ------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      141,344 Shares of Common Stock (A)
                               ------ ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                   141,344 Shares of Common Stock (A)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [X]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            0.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           PN
---------- ---------------------------------------------------------------------

(A) Please see Item 4.

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                    Page 3 of 14 Pages
-------------------------------- --------------- -------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON      TCV III (Q), L.P.
           See Item 2 for identification of General Partner

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
---------- ---------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     3,756,773 Shares of Common Stock (A)
        BENEFICIALLY           ------ ------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              ------ ------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      3,756,773 Shares of Common Stock (A)
                               ------ ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                 3,756,773 Shares of Common Stock (A)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [X]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            8.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           PN
---------- ---------------------------------------------------------------------

(A) Please see Item 4.

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                    Page 4 of 14 Pages
-------------------------------- --------------- -------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON      TCV III STRATEGIC PARTNERS, L.P.
           See Item 2 for identification of General Partner

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
---------- ---------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     170,126 Shares of Common Stock (A)
        BENEFICIALLY           ------ ------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              ------ ------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      170,126 Shares of Common Stock (A)
                               ------ ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                 170,126 Shares of Common Stock (A)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [X]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            0.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           PN
---------- ---------------------------------------------------------------------

(A) Please see Item 4.

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                    Page 5 of 14 Pages
-------------------------------- --------------- -------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON      TCV III (GP)
           See Item 2 for a list of Managing General Members

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
---------- ---------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     29,757 Shares of Common Stock (A)
        BENEFICIALLY           ------ ------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              ------ ------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      29,757 Shares of Common Stock (A)
                               ------ ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                 29,757 Shares of Common Stock (A)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [X]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            0.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           PN
---------- ---------------------------------------------------------------------

(A) Please see Item 4.

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                    Page 6 of 14 Pages
-------------------------------- --------------- -------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON  TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
           See Item 2 for a list of Managing Members

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
---------- ---------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     4,098,000 Shares of Common Stock (A)
        BENEFICIALLY           ------ ------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              ------ ------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      4,098,000 Shares of Common Stock (A)
                               ------ ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                 4,098,000 Shares of Common Stock (A)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [ ]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            9.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           OO
---------- ---------------------------------------------------------------------

(A) Please see Item 4.

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                    Page 7 of 14 Pages
-------------------------------- --------------- -------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON  JAY C. HOAG

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S. Citizen
---------- ---------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     - 0 - Shares of Common Stock
        BENEFICIALLY           ------ ------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   4,098,000 Shares of Common Stock (A)
           PERSON              ------ ------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      4,098,000 Shares of Common Stock (A)
                               ------ ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                 4,098,000 Shares of Common Stock (A)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [ ]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            9.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN
---------- ---------------------------------------------------------------------

(A) Please see Item 4.

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                    Page 8 of 14 Pages
-------------------------------- --------------- -------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON  RICHARD H. KIMBALL

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S. Citizen
---------- ---------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     - 0 - Shares of Common Stock
        BENEFICIALLY           ------ ------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   4,098,000 Shares of Common Stock (A)
           PERSON              ------ ------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      4,098,000 Shares of Common Stock (A)
                               ------ ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                 4,098,000 Shares of Common Stock (A)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [ ]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            9.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN
---------- ---------------------------------------------------------------------

(A) Please see Item 4.

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                    Page 9 of 14 Pages
-------------------------------- --------------- -------------------------------

ITEM 1.

         (a)      NAME OF ISSUER: EXE Technologies, Inc. (the "Company")
         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 8787 Stemmons Freeway, Dallas, TX 75247.

ITEM 2.

       Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

I.
       (a) TCV III, L.P., a Delaware limited partnership ("TCV III, L.P."). The General Partner of TCV III, L.P. is Technology Crossover Management III, L.L.C., a Delaware limited liability company ("TCM III"). The sole Managing Members of TCM III are Jay C. Hoag ("Hoag") and Richard H. Kimball ("Kimball").
       (b)    575 High Street, Suite 400, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

II.
       (a) TCV III (Q), L.P., a Delaware limited partnership ("TCV III (Q)"). The General Partner of TCV III (Q) is TCM III. The sole Managing Members of TCM III are Hoag and Kimball.
       (b)    575 High Street, Suite 400, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

III.
       (a) TCV III Strategic Partners, L.P., a Delaware limited partnership ("TCV III Strategic Partners"). The General Partner of TCV III Strategic Partners is TCM III. The sole Managing Members of TCM III are Hoag and Kimball.
       (b)    575 High Street, Suite 400, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

IV.
       (a) TCV III (GP), a Delaware general partnership ("TCV III (GP)"). The Managing General Partner of TCV III (GP) is TCM III. The sole Managing Members of TCM III are Hoag and Kimball.
       (b)    575 High Street, Suite 400, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                   Page 10 of 14 Pages
-------------------------------- --------------- -------------------------------

       (e)    301504106

V.
       (a) Technology Crossover Management III, L.L.C., a Delaware limited liability company. The sole Managing Members of TCM III are Hoag and Kimball.
       (b)    575 High Street, Suite 400, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

VI.
       (a)    Jay C. Hoag
       (b)    575 High Street, Suite 400, Palo Alto, CA 94301
       (c)    U.S. Citizen
       (d)    Common Stock
       (e)    301504106

VII.
       (a)    Richard H. Kimball
       (b)    575 High Street, Suite 400, Palo Alto, CA 94301
       (c)    U.S. Citizen
       (d)    Common Stock
       (e)    301504106

ITEM 3.

       Not Applicable

ITEM 4.

       (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

                                  Common Stock                                         Dispositive
     Filing Person             Beneficially Owned    % of Class (1)    Voting Power       Power
     -------------             ------------------    --------------    ------------    -----------
TCV III, L.P. (2)                     141,344             0.3%             sole            sole
TCV III (Q) (2)                     3,756,773             8.9%             sole            sole
TCV III Strategic Partners (2)        170,126             0.4%             sole            sole
TCV III (GP) (2)                       29,757             0.1%             sole            sole
TCM III                             4,098,000             9.8%             sole            sole
Hoag (3)                            4,098,000             9.8%            shared           sole
Kimball (3)                         4,098,000             9.8%            shared           sole

(1) All percentages in this table are based on the 41,977,463 shares of Common Stock of the Company outstanding, as reported in the Company's prospectus filed with the Securities and Exchange Commission on August 4, 1999

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                   Page 11 of 14 Pages
-------------------------------- --------------- -------------------------------

       pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended.

(2) Each noted entity (together, the "TCV III Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM III, as sole General Partner of TCV III, L.P., TCV III (Q), TCV III (GP) and TCV III Strategic Partners, may also be deemed to have sole voting and investment power with respect to such securities. TCM III disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

       Except as set forth in this Item 4(a) - (c), each of the Filing Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Filing Person.

(3) Under the operating agreement of TCM III, Hoag and Kimball have the independent power to cause the funds managed by such entity to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV III Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a "group" within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

       Not Applicable.

ITEM 10.  CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                   Page 12 of 14 Pages
-------------------------------- --------------- -------------------------------

                        MATERIAL TO BE FILED AS EXHIBITS



       The following exhibit was filed as Exhibit C to the Schedule 13G relating to the Common Stock of CacheFlow, Inc. filed by the undersigned with the Securities and Exchange Commission on November 29, 1999 and is hereby incorporated by reference:

       Exhibit A - November 29, 1999 Update to Exhibit A to the Designated Filer Statement

       The following exhibit was filed as Exhibit E to the Schedule 13G relating to the Common Stock of eLoyalty Corporation filed by the undersigned with the Securities and Exchange Commission on June 5, 2000 and is hereby incorporated herein by reference, as updated by Exhibit C hereto:

       Exhibit B - Statement Appointing Designated Filer and Authorized Signer dated February 22, 2000

       The following exhibit was filed as Exhibit F to the Schedule 13G relating to the Common Stock of eLoyalty Corporation filed by the undersigned with the Securities and Exchange Commission on June 5, 2000 and is hereby incorporated herein by reference:

       Exhibit C - Statement Appointing Designated Filer and Authorized Signer dated June 1, 2000

       The following exhibit is attached hereto:

       Exhibit D - Joint Filing Agreement

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                   Page 13 of 14 Pages
-------------------------------- --------------- -------------------------------

                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 18, 2000



TCV III, L.P.
a Delaware Limited Partnership

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


TCV III (Q), L.P.
a Delaware Limited Partnership

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


TCV III STRATEGIC PARTNERS, L.P.
a Delaware Limited Partnership

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


TCV III (GP)
a Delaware General Partnership

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
a Delaware Limited Liability Company

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory

-------------------------------- --------------- -------------------------------
CUSIP NO. 301504106                   13 G                   Page 14 of 14 Pages
-------------------------------- --------------- -------------------------------

Jay C. Hoag

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


Richard H. Kimball

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory

                                    EXHIBIT D



                             JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Filing Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of EXE Technologies, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 18th day of August, 2000.

TCV III, L.P.
a Delaware Limited Partnership

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


TCV III (Q), L.P.
a Delaware Limited Partnership

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


TCV III STRATEGIC PARTNERS, L.P.
a Delaware Limited Partnership

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


TCV III (GP)
a Delaware General Partnership

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
a Delaware Limited Liability Company

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


Jay C. Hoag

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory


Richard H. Kimball

By: /s/ Robert C. Bensky
    ----------------------------------------------
    Robert C. Bensky, Authorized Signatory